

September 3, 2010

Thomas F. Ackerman
Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

> **Re: Charles River Laboratories International, Inc.**
> **Form 10-K for the year ended December 26, 2009**
> **Form 10-Q for the Quarter ended June 26, 2010**
> **File No. 1-15943**

Dear Mr. Ackerman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 26, 2009

Business

Research Models and Services, page 3

1. On page four, you disclose that you are a premier provider of high-quality purpose-bred, specific pathogen-free (SPF) large research models to the biomedical research community. Please revise your disclosure to provide examples of "large research models."

Notes to Consolidated Financial Statements

2. Business Acquisitions, page 69

2. Regarding your business acquisitions of Systems Pathology Company, LLC (SPC), Cerebricon Ltd., Piedmont Research Center, and Molecular Therapeutics, Inc., please revise your disclosure to provide the qualitative description of the factors that make up the goodwill recognized in each acquisition, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1a.

3. Regarding your acquisition of SPC, please explain to us why you did not recognize any separate intangible assets for underlying core technology and customer relationships and reference for us the authoritative guidance you relied upon to support your position.

Income taxes, page 82

4. Please revise your disclosure to clarify why the research and development products and services you provide to and perform for your customers result in tax credits to you instead of your clients who sponsor the underlying research. Please clarify which tax jurisdictions permit you to recognize benefits for research and development sponsored by others.

10. Business Segment and Geographic Information, page 97

5. Please revise your disclosure to present your net sales for each product and service or each group of similar products and services as required by ASC 280-10-50-40. The groupings you identify in MD&A in the fifth and sixth paragraphs on page 35 appear to be reasonable groupings.

Form 10-Q for the Quarter ended June 26, 2010

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Income Taxes, page 21

6. You disclose on page 22 that during the second quarter of 2010 you repatriated approximately $27 million of the earnings of your non-US subsidiaries that were previously considered to be permanently reinvested. On page 85 of your 2009 Form 10-K you disclose that you repatriated $120 million of similar earnings pursuant to a plan established in the fourth quarter of 2008. Please explain to us whether the 2010 repatriation was made pursuant to the plan established in the fourth quarter of 2008. In addition, given your recent repatriation of foreign subsidiary earnings, please explain to

us how you can continue to assert that you will indefinitely reinvest the remaining
undistributed earnings from your foreign subsidiaries under ASC 740-30-25.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 35

7. You disclose that your days sales outstanding (DSO) increased by 10 days from June 27,
    2009 to June 26, 2010. You indicate that the increase was primarily driven by slower
    collections and decreased deferred revenue. Please revise your disclosure to explain the
    future impact on your operations and financial condition resulting from the increase in
    your DSO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer,
Review Accountant, at (202) 551-3638 if you have questions regarding the comments and related
matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant